Mail Stop 3651

August 4, 2006

Via U.S. Mail and Facsimile

Shinichi Hirabayashi
Chief Executive Officer
Exam USA, Inc.
5912 Bolsa Avenue, Suite 108
Huntington Beach, California 92649

      RE: Exam USA, Inc.
              Form 10-KSB for the Fiscal Year Ended May 31, 2005
              Form 10-KSB/A for the Fiscal Year Ended May 31, 2005
              File No. 000-26442

Dear Mr. Hirabayashi :

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief

Via facsimile: Yoneji Hirabayashi, Chief Financial Officer
              Mark R. Ziebell, Snell & Wilmer L.L.P.
              (714) 427-7799